UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 13, 2020, ReTo Eco-Solutions, Inc. (the “Company”) issued a press release announcing it has until October 31, 2020 to file its annual report on Form 20-F for the year ended December 31, 2019 to regain compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the U.S. Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated August 13, 2020

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: August 13, 2020

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